UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 19)*

WESTLAKE CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

960413102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
TTWF LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,010,554

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based upon 128,212,023 shares of Westlake Corporation’s (“Issuer”) common stock, par value $0.01 per share (“Common Stock”) outstanding as of December 31, 2023, based upon information provided by the Issuer.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
TTWFGP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,395,000

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
1,395,000

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,405,554

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
72.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 128,212,023 shares of the Issuer’s Common Stock outstanding as of December 31, 2023.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
James Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
183,312 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
183,312 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
183,312 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes: (i) 62,399 shares of the Issuer’s Common Stock of which James Chao is the owner, (ii) 99,332 shares of Issuer’s Common Stock that James Chao has the right to obtain, within 60 days of December 31, 2023, upon the conversion of 68,213 vested Stock Options and 31,119 unvested Stock Options that will vest within 60 days of December 31, 2023, at a ratio of one share of Common Stock for each Stock Option, (iii) 10,774 unvested Restricted Stock Units (“RSUs”), each of which represents a contingent right to receive one share of the Issuer’s Common Stock, that will vest in favor of James Chao within 60 days of December 31, 2023, and (iv) 10,807 unvested Performance Stock Units (“PSUs”), each of which represents one share of the Issuer’s Common Stock, that will vest in favor of James Chao within 60 days of December 31, 2023. The foregoing number of PSUs reflects the target number of PSUs issuable to James Chao pursuant to a February 2021 Performance Stock Unit Award and is subject to adjustment pending final determination of the Issuer’s compensation committee.

(2)
Reflects ownership as of December 31, 2023, based upon 128,212,023 shares of Issuer’s Common Stock outstanding as of December 31, 2023, together with the 120,913 shares of Common Stock that, as of December 31, 2023, James Chao had the right to obtain, within 60 days, upon the conversion of (i) 99,332 Stock Options of which he is the owner or that will vest and be exercisable within 60 days of December 31, 2023, (ii) 10,774 unvested RSUs that will vest in favor of James Chao within 60 days of December 31, 2023, and (iii) 10,807 unvested PSUs that will vest in favor of James Chao within 60 days of December 31, 2023.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
Dorothy C. Jenkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
75,224

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
75,224

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,224

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 128,212,023 shares of the Issuer’s Common Stock outstanding as of December 31, 2023.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
Albert Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,109,573 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,109,573 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,109,573 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes: (i) 520,148 shares of the Issuer’s Common Stock of which Albert Chao is the owner, (ii) 549,746 shares of Issuer’s Common Stock that Albert Chao has the right to obtain, within 60 days of December 31, 2023, upon the conversion of 492,936 vested Stock Options and 56,810 unvested Stock Options that will vest within 60 days of December 31, 2023, at a ratio of one share of Common Stock for each Stock Option, (iii) 19,810 unvested RSUs that will vest in favor of Albert Chao within 60 days of December 31, 2023, and (iv) 19,869 unvested PSUs, each of which represents one share of the Issuer’s Common Stock, that will vest in favor of Albert Chao within 60 days of December 31, 2023. The foregoing number of PSUs reflects the target number of PSUs issuable to Albert Chao pursuant to a February 2021 Performance Stock Unit Award and is subject to adjustment pending final determination of the Issuer’s compensation committee.

(2)
Reflects beneficial ownership as of December 31, 2023, based upon 128,212,023 shares of Issuer’s Common Stock outstanding as of December 31, 2023, together with 589,425 shares of Common Stock that, as of December 31, 2023, Albert Chao had the right to obtain, within 60 days, upon the conversion of (i) 549,746 Stock Options of which he is the owner or that will vest and be exercisable within 60 days of December 31, 2023, (ii) 19,810 unvested RSUs that will vest in favor of Albert Chao within 60 days of December 31, 2023, and (iii) 19,869 unvested PSUs that will vest in favor of Albert Chao within 60 days of December 31, 2023.

Item 1(a).	Name of Issuer:

Westlake Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

Item 2(a).	Name of Person Filing:

This Amendment No. 19 to Schedule 13G is being filed by and on behalf of the following persons (the “Reporting Persons”)*:

(i)	TTWF LP (“TTWF”);
(ii)	TTWFGP LLC (“TTWFGP”);
(iii)	James Chao;
(iv)	Dorothy C. Jenkins; and
(v)	Albert Chao

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 19 to Schedule 13G is being filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is c/o Westlake Corporation, 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Item 2(c).	Citizenship:

TTWF is a Delaware limited partnership. TTWFGP is a Delaware limited liability company. James Chao is a citizen of the United States. Dorothy C. Jenkins is a citizen of the United States. Albert Chao is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

960413102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

TTWF is the owner of 92,010,554 shares of Common Stock of Westlake Corporation. TTWFGP is the owner of an additional 1,395,000 shares of Common Stock of Westlake Corporation and also serves as the General Partner of TTWF and may be deemed to share beneficial ownership of the 92,010,554 shares of Common Stock of which TTWF is the owner.

Two trusts held for the benefit of the members of the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao, are the managers of TTWFGP, which is the general partner of TTWF. The limited partners of TTWF are five trusts held principally for the benefit of the members of the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao, and two corporations owned, directly or indirectly, by certain of these trusts and by other entities owned by the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao. Based on consideration of the governance principles applicable to TTWF and TTWFGP, Albert Chao, James Chao and Dorothy C. Jenkins are not beneficial owners of shares of Common Stock held by TTWF or TTWFGP.

James Chao is the owner of 62,399 shares of Common Stock, and 68,213 vested Stock Options, as well as 31,119 unvested Stock Options, 10,774 unvested RSUs, and 10,807 unvested PSUs that will vest in favor of James Chao within 60 days of December 31, 2023.  The 68,213 vested Stock Options, along with the 31,119 unvested Stock Options that will vest in favor of James Chao within 60 days of December 31, 2023, are each convertible within 60 days of December 31, 2023, at a ratio of one Stock Option per share of Common Stock.  The 10,774 unvested RSUs and the 10,807 unvested PSUs that will vest in favor of James Chao within 60 days of December 31, 2023, each represent a contingent right to receive one shares of the issuer’s Common Stock within 60 days of December 31, 2023.  The foregoing number of PSUs reflects the target number of PSUs issuable to James Chao pursuant to a February 2021 Performance Stock Unit Award and is subject to adjustment pending final determination of the Issuer’s compensation committee.  As of December 31, 2023, the shares of Common Stock, vested and unvested Stock Options, and unvested RSUs and PSUs of which James Chao is the owner add up to the number of shares listed in Item 9 of James Chao’s respective cover page. James Chao disclaims beneficial ownership of the shares of Common Stock over which Albert Chao and Dorothy C. Jenkins have sole voting and dispositive power. Based on consideration of the governance principles applicable to TTWF and TTWFGP, James Chao is not a beneficial owner of shares of Common Stock held by TTWF or TTWFGP.

Dorothy C. Jenkins is the owner of 75,224 shares of Common Stock.  As of December 31, 2023, the shares of Common Stock of which Dorothy C. Jenkins is the owner comprise the number of shares listed in Item 9 of Dorothy C. Jenkins’s respective cover page.  Dorothy C. Jenkins disclaims beneficial ownership of the shares of Common Stock over which Albert Chao and James Chao have sole voting and dispositive power.  Based on consideration of the governance principles applicable to TTWF and TTWFGP, Dorothy C. Jenkins is not a beneficial owner of shares of Common Stock held by TTWF or TTWFGP.

Albert Chao is the owner of 520,148 shares of Common Stock, and 492,936 vested Stock Options, as well as 56,810 unvested Stock Options, 19,810 unvested RSUs, and 19,869 unvested PSUs that will vest in favor of Albert Chao within 60 days of December 31, 2023.  The 492,936 vested Stock Options, along with the 56,810 unvested Stock Options that will vest in favor of Albert Chao within 60 days of December 31, 2023, are each convertible within 60 days of December 31, 2023, at a ratio of one Stock Option per share of Common Stock.  The 19,810 unvested RSUs and the 19,869 unvested PSUs that will vest in favor of Albert Chao within 60 days of December 31, 2023 each represent a contingent right to receive one shares of the issuer’s Common Stock within 60 days of December 31, 2023.  The foregoing number of PSUs reflects the target number of PSUs issuable to Albert Chao pursuant to a February 2021 Performance Stock Unit Award and is subject to adjustment pending final determination of the Issuer’s compensation committee.  As of December 31, 2023, the shares of Common Stock, vested and unvested Stock Options, and unvested RSUs and PSUs of which Albert Chao is the owner, add up to the number of shares listed in Item 9 of Albert Chao’s respective cover page.  Albert Chao disclaims beneficial ownership of the shares of Common Stock over which James Chao and Dorothy C. Jenkins have sole voting and dispositive power.  Based on consideration of the governance principles applicable to TTWF and TTWFGP, Albert Chao is not a beneficial owner of shares of Common Stock held by TTWF or TTWFGP.

Item 5.	Ownership of Five Percent or Less of a Class:

As of the date hereof, Albert Chao, James Chao and Dorothy C. Jenkins have ceased to be treated as the beneficial owners of more than five percent of the class of securities: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

James Chao

By:	/s/ James Chao
James Chao

Dorothy C. Jenkins

By:	/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

Albert Chao

By:	/s/ Albert Chao
Albert Chao

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated:  February 14, 2024

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
	Name:	Albert Chao
	Title:	Authorized Representative

By:	/s/ James Chao
	Name:	James Chao
	Title:	Authorized Representative

James Chao

By:	/s/ James Chao
James Chao

Dorothy C. Jenkins

By:	/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

Albert Chao

By:	/s/ Albert Chao
Albert Chao